The business integration described in this press release involve securities of a Japanese company. The business integration is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

November 4, 2025

To Whom It May Concern

Company name: Hino Motors, Ltd.

Representative: Satoshi Ogiso, President & CEO,
Member of the Board of Directors,

(Code Number: 7205 TSE, Prime, NSE, Premier)

Contact Person: Makoto Iijima, General Manager, Corporate Communications Dept, Public Affairs Div.
Phone: (042)586-5494

Notice Concerning Granting of Voting Rights to Shareholders who will Acquire Shares in Holding Company after Record Date Regarding Business Integration of

Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation

Hino Motors, Ltd. (the “Company”), as stated in its press releases titled “Notice Concerning Execution of Business Integration Agreement Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation” dated June 10, 2025 (the “Press Release dated June 10, 2025”), entered into a business integration agreement with Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”), Toyota Motor Corporation (the parent company of the Company; “Toyota”), and Daimler Truck AG (the parent company of MFTBC) regarding the business integration (the “Business Integration”) between the Company and MFTBC.

The Company hereby announces that the integrated holding company of the Company and MFTBC (name after the Business Integration: ARCHION Corporation; the “Integrated Company”) has determined as of today to grant voting rights at the ordinary general meeting of shareholders, to be held in June 2026 (the “Ordinary General Meeting of Shareholders”), to those who will acquire the Integrated Company’s common shares through (a) a share exchange (the “Share Exchange”) in which the Integrated Company will become the wholly-owning parent company and the Company will become the wholly-owned subsidiary of the Integrated Company, and (b) a share delivery (the “Share Delivery”) in which the Integrated Company will become the parent company and MFTBC will become the subsidiary of the Integrated Company, after the record date for voting rights at the Ordinary General Meeting of Shareholders, subject to the conditions that the Share Exchange and the Share Delivery become effective, as follows:

1. Shares for which Voting Rights are Granted

Integrated Company’s common shares to be delivered through the Share Exchange and the Share Delivery.

(Reference)

(a) Number of Integrated Company’s common shares to be delivered through the Share Exchange: 845,069,664 Shares (Scheduled)

The Integrated Company, upon the Share Exchange, plans to allot and deliver 845,069,664 common shares and 175,512,774 class A shares of the Integrated Company. The number of such shares is the planned number of shares calculated by subtracting the number of treasury shares (426,984 common shares) from the total number of issued shares (574,580,850 common shares) of the Company as of September 30, 2025, and adding the number of shares to be issued by way of the issue of common shares and class A shares of the Company to Toyota through a third-party allotment, which was resolved at a meeting of the Company’s Board of Directors held on June 10, 2025 (the “Third-Party Allotment”) (270,915,798 common shares and 175,512,774 class A shares). In addition, with respect to the treasury shares held by the Company (including treasury shares to be acquired by the Company in response to an exercise of appraisal rights under Article 785 of the Companies Act upon the Share Exchange) as of the time immediately before the time at which the Integrated Company acquires all of the Company’s issued shares through the Share Exchange (the “Reference Time”), the Company plans to cancel all of such treasury shares at the Reference Time by a resolution of the Board of Directors to be held by the day immediately before the effective date of the Share Exchange. The total number of shares of the Integrated Company to be allotted and delivered upon the Share Exchange may be changed in the future due to reasons such as the acquisition or cancellation of the treasury shares by the Company.

(b) Number of Integrated Company’s common shares to be delivered through the Share Delivery: 1,736,000,310 Shares (Scheduled)

The Integrated Company, upon the Share Delivery, plans to allot and deliver 1,736,000,310 common shares of the Integrated Company in the event that the Integrated Company acquires all of MFTBC’s common shares held by all shareholders of MFTBC. The number of such shares was calculated on the assumption that the total number of issued shares of the Integrated Company after the Share Exchange would be 1,020,582,438 shares (which is calculated by subtracting the number of treasury shares (426,984 common shares) from the total number of issued shares (574,580,850 common shares) of the Company as of September 30, 2025, and adding the number of shares to be issued by way of the Third-Party Allotment (270,915,798 common shares and 175,512,774 class A shares); this number may be changed in the future due to reasons such as the acquisition or cancellation of the treasury shares by the Company) and the total number of issued shares of MFTBC (excluding the number of treasury shares) would be 5,600,001 shares.

2. Reason for Granting Voting Rights

As announced in the Press Release dated June 10, 2025, the Company, MFTBC and the Integrated Company will implement the Share Exchange and the Share Delivery on April 1, 2026, as the effective date.

Therefore, the Integrated Company has considered that it is consistent with the purport of the Business Integration to, at the Ordinary General Meeting of Shareholders, grant voting rights to the Company’s shareholders acquiring the common shares of the Integrated Company through the Share Exchange, and the MFTBC’s shareholders acquiring the common shares of the Integrated Company through the Share Delivery. Accordingly, pursuant to Article 124, paragraph 4 of the Companies Act, the Company has decided to grant voting rights to those shareholders who will acquire the common shares of the Integrated Company after the record date for voting rights at the Ordinary General Meeting of Shareholders (March 31, 2026) through the Share Exchange and the Share Delivery.

End